

Mail Stop 3561

March 26, 2009

Mr. Zhi Jian Zeng
Chief Executive Officer
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor, Tower II, Kodak House
Quarry Bay, Hong Kong

> **Re: Asian Trends Media Holdings, Inc.**
> **Amendment No. 2 to Item 4.01 Form 8-K**
> **Filed March 25, 2009**
> **File No. 0-52020**

Dear Mr. Zhi Jian Zeng:

We have reviewed your filing and response letter dated March 25, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1.   Please revise your disclosure in the second paragraph to clarify whether the report of Horwath on your consolidated financial statements for <u>either</u> of the years ended December 31, 2007 and 2006 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2.   Please revise your disclosure in the third paragraph regarding the period during which there was no consultation with your new independent accountant to include the two most recent years and the subsequent interim period through the date the firm was engaged. Refer to Item 304(a)(2) of Regulation S-K.

3.   Please file an updated letter from GHP Horwath, P.C. stating whether the firm agrees with the statements made in the amended filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing the amendment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief